                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
              SECTION(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                           DIVALL INSURED INCOME FUND
                              LIMITED PARTNERSHIP
                           (Name of Subject Company)


                           DIVALL INSURED INCOME FUND
                              LIMITED PARTNERSHIP
                      (Name of Person(s) Filing Statement)


                               UNITS OF INTEREST
                         (Title of Class of Securities)


                                   255016107
                     (CUSIP Number of Class of Securities)


                                 Bruce A. Provo
                             The Provo Group, Inc.
                           101 W. 11th St., Ste. 1110
                             Kansas City, MO 64105
                                 (816) 421-7444

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing this Statement)

                                    Copy to:

                            Robert T. Schendel, Esq.
                        Shughart Thomson & Kilroy, P.C.
                               12 Wyandotte Plaza
                         120 W. 12th Street, Suite 1800
                          Kansas City, Missouri 64105
                                 (816) 421-3355

                       Amendment No. 2 to Schedule 14D-9

     This Amendment No. 2 to Schedule 14D-9 amends the Schedule 14D-9 (the "Schedule 14D-9") originally filed by DiVall Insured Income Fund Limited Partnership, a Wisconsin limited partnership (the "Partnership"), with the Securities and Exchange Commission ("Commission") on March 31, 1998, as amended by Amendment No. 1 to Schedule 14D-9 on April 24, 1998.

ITEM 4.  THE SOLICITATION AND RECOMMENDATION

     Item 4 is hereby amended to include the following documents filed by the Partnership with the Commission:

     DiVall Insured Income Fund, L.P. Quarterly Newsletter for First Quarter 1998; and

     Form of letter to limited partners of the Partnership, dated May 18, 1998.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     Item 9 is hereby amended to include the following exhibits:

     (a)(1) DiVall Insured Income Fund, L.P. Quarterly Newsletter for First Quarter 1998.

     (a)(2) Form of letter to limited partners of the Partnership, dated May 18, 1998.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    DIVALL INSURED INCOME FUND
                                    LIMITED PARTNERSHIP

                                    By: The Provo Group, Inc.
                                        General Partner


                                    By:______________________________
                                        Bruce A. Provo
                                        President


Dated: May __, 1998

May 18, 1998



Re:  DiVall Insured Income Fund, L.P.

Dear Limited Partner:

The Provo Group, Inc. is pleased to announce that effective May 13, 1998, ReSource Phoenix (the partnership's independent tabulation firm) reported to us that the Partnership has received favorable consents from a majority of limited partners to sell the Partnership's remaining properties and to liquidate the Partnership. Thanks to all of you who returned your consents.

As we indicated to you in the Consent Statement, we intend to sell the properties under a sealed bid process. While such a process may encounter various delays, we hope to complete the sale and liquidation by November 15, 1998. In any event, we will use every effort to distribute your proceeds to you in a timely manner.

Beyond our substantial mailing list, we intend to advertise the portfolio's sale in the Wall Street Journal. Interested purchasers ("bidders") are welcome to visit our specifically designed due-diligence website at www.tpgdivall.com.

If you have any questions or comments you may call Investor Relations at 1-800-547-7686 or 1-608-244-7661.

We appreciate your continuing support, and we will continue to work for the best interests of the limited partners.

Sincerely,
The Provo Group, Inc.


By:_______________________________
   Bruce A. Provo